At an Annual Meeting of Shareholders of the Funds held on July 20,2001, shareholders approved the following proposals:

     To approve a new advisory agreement between Strong Capital Management, Inc. and Strong Opportunity Fund, Inc. on behalf of:

                                                  For            Against
     Strong Advisor Endeavor 20 Fund           67,899.000         0.000
     Strong Opportunity Fund                 32,678,303.995   3,617,305.793

                                               Abstain       Broker non-votes
     Strong Advisor Endeavor 20 Fund            282.000          15,210.000
     Strong Opportunity Fund               1,090,731.226      9,943,547.000